Exhibit 99.1
Telkom SA Limited delists from the New York Stock Exchange
Telkom SA Limited (“Telkom”) announces that on August 17, 2009 it filed Form 25 with the Securities and Exchange Commission (“SEC”) and provided a copy thereof to the New York Stock Exchange (“NYSE”) to effect its voluntary delisting from the NYSE.
The delisting will be effective 10 days after the filling of Form 25, on August 27, 2009. On August 27, 2009 Telkom intends to file Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act for its ADR program and ordinary shares.
Upon filing the Form 15F Telkom’s reporting obligations will be immediately suspended and the deregistration will be effective 90 days after the filing. Telkom reserves the right to delay or withdraw the filing of Forms 25 and 15F for any reason prior to their effectiveness.
Telkom intends to maintain its ADR facility as a Level 1 program to enable investors to retain their ADRs, which will be traded on the over-the-counter market in the USA. Telkom’s ordinary shares will continue to be traded on the Johannesburg Stock Exchange.
Telkom will continue to publish its Annual Report, interim results and communications on its website: telkom.co.za/ir.